UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SETTLEMENT AGREEMENT

This Settlement Agreement, dated as of December 15, 2011 (this “Settlement Agreement”), is made by and among (i) Bontan Corporation, Inc., an Ontario corporation (“BCI”), (ii) Israel Oil & Gas Corporation, an Ontario corporation (“IOGC” and, together with BCI, the “Bontan Parties”), (iii) Israel Petroleum Company, Limited, a Cayman Islands limited company (“IPC Cayman”), (iv) International Three Crown Petroleum LLC, a Colorado limited liability company (“ITCP”), (v) JKP Petroleum Company LLC (“JKP” and, together with IPC Cayman and ITCP, the “IPC Parties”), (vi) Three Crown Petroleum LLC, a Colorado limited liability company (“TCP”), and (vii) H. Howard Cooper, an individual (“Cooper” and, together with the Bontan Parties, the IPC Parties and TCP, the “Parties”).

WHEREAS, the Bontan Parties and the IPC Parties have entered into various agreements and purported arrangements with respect to Israeli Drilling Licenses Nos. 348 (Sara) (“Sara”) and 347 (Myra) (“Myra”), including licenses and/or permits thereto that may be issued with respect to materially the same geographic area as Sara and Myra (the “Licenses”) which are held in part by IPC Oil & Gas (Israel) Limited Partnership, an Israel limited partnership (“IPC Israel”), and with respect to Israeli preliminary exploratory permit No. 199 (Benjamin) (the “Permit”), as well as other agreements with respect to the governance and funding of IPC Cayman, as set forth in Appendix A hereto (the “Agreements”) and other Parties may have rights and obligations under the Agreements;

WHEREAS, TCP is the owner of a 0.50% overriding royalty interest pursuant to that certain Overriding Royalty Agreement dated April 25, 2010, between PetroMed Corp. et al as Grantor and TCP as Grantee, and certain subsequent agreements among certain of the Parties granting and reaffirming TCP’s ownership of the 0.50% overriding royalty interest (collectively, the “ORI Agreement”); and

WHEREAS, disputes have arisen as to the Agreements and the obligations and performance of the parties under the Agreements;

WHEREAS, the Parties hereto have commenced the actions described in Appendix B hereto (the “Actions”);

WHEREAS, among the claims made by certain of the IPC Parties in the Actions are claims for breach of contract (the “IPC Claims”) contemplating the recovery of damages and/or the forfeiture of the shares of IPC Cayman owned by and issued to IOGC (the “Bontan IPC Cayman Shares”);

WHEREAS, among the claims made by certain of the Bontan Parties in the Actions are claims for breach of contract, breach of fiduciary duty, and self-dealing (the “Bontan Claims”) contemplating the recovery of damages;

WHEREAS, the Bontan Parties deny any liability to the IPC Parties and dispute all of the claims alleged against them in the Actions, including, without limitation, the IPC Claims;

WHEREAS, the IPC Parties, Cooper and TCP deny any liability to the Bontan Parties and dispute all of the claims alleged against them in the Actions, including the Bontan Claims;

WHEREAS, the Parties have concluded that a settlement of any and all claims, differences, and disputes between them arising out of, or directly or indirectly relating to, the Agreements and the allegations made in the Actions is in their respective best interests; and

WHEREAS, the Parties have agreed to settle the claims, differences, and disputes between them on the terms and conditions stated in this Settlement Agreement.

THEREFORE, for valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. The Transactions.

(a) Escrow.  Concurrently with the execution of this Settlement Agreement, the Parties are entering into an Escrow Agreement with  ESOP Management and Trust Services Ltd., as escrow agent (the “Escrow Agent”), in the form attached hereto as Exhibit A (the “Escrow Agreement”), pursuant to which the Escrow Agent shall hold funds and documents for the benefit of the Parties to be released in accordance with the terms thereof and of this Settlement Agreement.

(b) Settlement Deposit; Motions and Stipulations.  Simultaneously with the execution and delivery of this Settlement Agreement and the Escrow Agreement by all Parties, (i) the IPC Parties, TCP and Cooper are delivering or causing to be delivered to BCI the Settlement Deposit as more fully set forth in Section 5(a), (ii) the Bontan Parties are delivering to the Escrow Agent the Repurchase Agreement, the IOGC Irrevocable Proxy, the Bontan Waiver and the Withdrawal Letters as more fully set forth in Sections 3(b), 3(d) and 5(c), (iii) the IPC Parties are delivering, or causing to be delivered, to the Escrow Agent the IPC Waiver, the Fixed Payment and Adjustable Payment Notes, the Guarantee and the Security Agreement as more fully set forth in Section 5, (iv) the Parties are executing and filing the Motions and the Stipulations to stay the Actions until they are dismissed at Closing as more fully set forth in Section 4(b) or this Settlement Agreement is terminated as more fully set forth in Section 11, and (v) the Parties are delivering to the Escrow Agent the Forms of Dismissal as more fully set forth in Section 3(a).

(c) Closing.  Subject to the terms hereof, the closing (the “Closing”) of all transactions, transfers, sales, assignments, terminations and releases contemplated by, referred to or attached to this Settlement Agreement which, by their terms, are to occur at the Closing (collectively with the Settlement Deposit the “Transactions”) shall take place at the offices of Greenberg Traurig, P.A., located at 333 Avenue of the Americas, Miami, Florida 33131 (or at such other place as the Parties may designate in writing) at 10:00 a.m. (Miami, Florida time) on the date which is two (2) Business Days after the satisfaction or waiver of the condition set forth in Section 1(d) of this Settlement Agreement (the “Closing Date”) but not later than the Termination Date, as defined below.  All deliveries by the Escrow Agent on behalf of the Parties at Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred.  By agreement of each of the Parties, the Closing may take place by delivery of documents required to be delivered hereby by facsimile or other electronic transmission.  For purposes of this Settlement Agreement, a “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

(d) Condition to Closing. The obligations of the IPC Parties to consummate the transactions contemplated hereby are subject to receipt of any necessary approval of the Commissioner for Petroleum at the Israeli Ministry of National Infrastructures (the "Commissioner") with respect, inter alia, to the disposition and cancellation of the Bontan IPC Cayman Shares, and the issuance of new shares in IPC Cayman to investors (the "Regulatory Approvals"), which condition may be waived by the IPC Parties in their sole discretion.

(e) Closing Deliveries.  On the Closing Date, the Escrow Agent will:

(i) pay to the Tax Escrow Agent (as defined below), for the benefit of the Bontan Parties, the Final Settlement Payment in accordance with Section 5(b)(i),

(ii) Reserved,

(iii) release the Repurchase Agreement and the IOGC Irrevocable Proxy to IPC Cayman, all in accordance with Section 5(c),

(iv) release the Forms of Dismissal to IPC Cayman for immediate filing in the respective courts,

(v) release the Bontan Waiver to the IPC Parties and the IPC Waiver to the Bontan Parties, in accordance with Section 3,

(vi) release the Withdrawal Letters to the IPC Parties, in accordance with Section 3,

(vii) release counterparts of the Mutual Release to the IPC Parties and the Bontan Parties in accordance with Section 5(d), and

(viii) release the Fixed Payment Notes and the Adjustable Payment Note to the Tax Escrow Agent in accordance with Sections 5(b)(vi) and (vii); and

(ix) release the Guarantee and the Security Agreement to BCI in accordance with Section 5(b)(ix).

2. No Admission of Liability

Neither the terms of this Settlement Agreement, the consummation of the Transactions, nor the payment or acceptance of any payment or other consideration set forth herein, including any consent to the entry of judgments, is, nor shall be construed, described or characterized by any Party hereto or by its respective agents or representatives as, an admission by any Party of any liability or wrongdoing, nor shall it be admissible in evidence for such purpose.  This Settlement Agreement and the performance by the Parties hereto of their respective obligations hereunder and under the Assignment Agreement and the other agreements, certificates and documents pursuant to which the Transactions are to be effectuated are an economic resolution of disputed claims between the Bontan Parties, on the one hand, and the IPC Parties, TCP, IPC Israel and Cooper, on the other hand, described in their respective filings in the Actions and none of such Parties admits any liability or wrongdoing whatsoever.  If the Transactions are not completed, each Party reserves its rights under the Agreements and this Settlement Agreement, as applicable.

3. Dismissal of Actions; Waivers of the Agreements; Withdrawal Letters

In consideration of the Parties’ respective agreements, obligations and releases in this Settlement Agreement and the Transaction Documents (as hereinafter defined) pursuant to which the Transactions are to be effectuated:

(a) the Parties shall on the date of execution of this Settlement Agreement execute or cause to be executed the mutual form(s) of dismissal attached hereto as Exhibit B (the “Forms of Dismissal”) pursuant to which each of the Bontan Parties, on the one hand, and the IPC Parties, TCP, IPC Israel, Cooper, Yaron Yeini, IPC Oil and Gas Holdings Ltd. (formerly, Shaldieli Ltd. and referred to herein as “Shaldieli”), Upswing Capital Ltd. and Asia Development (A.D.B.M.) Ltd. on the other hand, shall voluntarily dismiss with prejudice and with no order for costs, the Actions each Party has commenced or filed, and the Parties shall deposit such Forms of Dismissal with the Escrow Agent, to be released to the IPC Parties at Closing for filing by the IPC Parties in the applicable courts immediately thereafter;

(b) the Bontan Parties, on the date of execution of this Settlement Agreement, shall execute and deliver to the Escrow Agent, to be released to the IPC Parties, TCP, IPC Israel and Cooper at Closing, a waiver in the form of Exhibit C, waiving, subject to, and effective automatically upon and simultaneously with, the Closing, any and all rights they may have under the Agreements and agreeing that the Agreements shall be of no further force or effect (the "Bontan Waiver");

(c) the IPC Parties, TCP, IPC Israel and Cooper shall, on the date of execution of this Settlement Agreement execute and deliver to the Escrow Agent, to be released to the Bontan Parties at Closing, a waiver in the form of Exhibit D waiving, subject to, and effective automatically upon and simultaneously with, the Closing, any and all rights they may have under the Agreements and agreeing that the Agreements shall be of no further force or effect (the "IPC Waiver"); and

(d) the Bontan Parties shall, on the date of execution of this Settlement Agreement, execute and deliver to the Escrow Agent, to be released to the IPC Parties at Closing, the letters attached hereto as Exhibit E to each of the regulatory authorities set forth on such exhibit (the “Withdrawal Letters”), withdrawing their objections to the transaction among IPC Israel, IPC Cayman and Shaldieli and any other transactions or actions undertaken by IPC Israel, IPC Cayman and/or Shaldieli in furtherance of or in connection with such transaction, including but not limited to the subsequent raising of funds by Shaldieli and the use of any or all of such funds for the discharge of obligations of the IPC Israel, IPC Cayman and Shaldieli, subject to the provisions of Section 4(b)(iv) (collectively, the “Shaldieli Transactions”).

Notwithstanding anything to the contrary contained herein, once delivered to the IPC Parties at Closing in accordance with the Escrow Agreement and, if applicable, filed in the appropriate courts, the Forms of Dismissals referred to in clause (a) above, the Bontan Waiver and the IPC Waiver shall be perpetual and irrevocable.

4. Covenants Not To Sue; Standstill

(a) Covenant Not to Sue.  From and after the date of the execution of this Settlement Agreement, the IPC Parties, TCP and Cooper hereby covenant not to, and shall not transfer to any person or entity the right to, file, commence the filing of, or otherwise pursue, assist, encourage or participate in any way with any complaint, charge, lawsuit, proceeding or action similar to the Actions or which arise out of the Agreements or which relates to the Licenses against the Bontan Parties or their respective affiliates and the Bontan Parties hereby covenant not to, and shall not, transfer to any person or entity the right to, file, commence the filing of, or otherwise pursue, assist, encourage or participate in any way with any complaint, charge, lawsuit, proceeding or action similar to the Actions or which arise out of the Agreements or which relate to the Licenses against any of the IPC Parties, TCP and Cooper or their respective affiliates; provided, however, that nothing contained herein or in any of the Transaction Documents shall limit the ability of the Parties to enforce their rights under this Settlement Agreement and the Transaction Documents or to defend and counterclaim against such a complaint, charge, lawsuit, proceeding or action commenced after the date hereof.  In the event of the termination of this Settlement Agreement prior to the Closing as provided herein, the provisions of this Section 4(a) shall no longer be applicable.

(b) Standstill.  Concurrently with the execution of this Settlement Agreement and the Escrow Agreement and the delivery of the Settlement Deposit described in Section 5(a) to the Bontan Parties,

(i) the Parties shall file, with respect to each of the Actions, a joint motion for stay of such Action (the “Motions”) and a joint stipulation seeking to stay the proceedings to complete the settlement of the Actions at the Closing (the “Stipulations”) all in the form attached hereto as Exhibit F, and

(ii) the Bontan Parties shall not, prior to any termination of this Settlement Agreement or the Closing as provided herein, take any action with respect to the Shaldieli Transactions or to the Licenses which may be reasonably deemed to be adverse to the interests of the IPC Parties or their respective affiliates, and the IPC Parties. TPC and Cooper shall not, prior to any termination of this Settlement Agreement or the Closing as provided herein, take any action with respect to the subject matter of the Actions or the Agreements that may reasonably be deemed to be adverse to the interest of the Bontan Parties, including, without limitation, to encourage, solicit, or participate in, any potential action of past, current and future equityholders against BCI and/or its directors and officers.

(iii) In addition, except as required by applicable law after consultation with counsel and solely to the extent prior approval would not be reasonably practicable, from and after the date of the execution of this Settlement Agreement, the Bontan Parties shall not make any IPC-Related Communication (as defined below) unless such IPC-Related Communication is approved in advance by ITCP and the IPC Parties shall not make any Bontan-Related Communication (as defined below) unless such Bontan-Related Communication is approved in advance by the Bontan Parties.  The Parties agree that, from and after the date hereof and through the earlier of the Closing and the termination of this Settlement Agreement in accordance with Section 11 hereof, (A) no Party shall, either directly or indirectly, take any further action with respect to any of the Actions unless such action is contemplated or provided for hereunder or approved in advance in writing by the other Parties, and (B) the Bontan Parties shall cease all efforts to transfer the Bontan IPC Cayman Shares as requested in their Action filed in the Cayman Islands or to call a meeting of the shareholders of IPC Cayman or to take action to remove ITCP as director or take other action with respect to the governance of IPC Cayman or otherwise change the status quo in respect of the governance of IPC Cayman.

(iv) As an integral part of the agreements set forth in this Settlement Agreement and notwithstanding anything to the contrary in this Settlement Agreement, the Bontan Parties hereby irrevocably and conditionally consent to the payment by IPC Israel and Shaldieli (and its subsidiaries and controlled parties) (a "Paying Party", as applicable) to make the payments of a maximum aggregate amount of Two Million US Dollars (US$2,000,000) as specified in Section 2.5(e) of the Transaction Report of Shaldieli filed by Shaldieli with the Israeli Securities Authority on June 20, 2011, which under a decision rendered by the Honorable Judge Ruth Ronen of the Economic Division of the District Court in Tel Aviv (the "Court") on July 25, 2011, referred to in Exhibit F hereto, required the consent of the Bontan Parties or the Court, and shall be permitted to make such payments without having to seek any further permission or consent for any party or the court (such payments, the "Loan Repayments"), provided that the Paying Party pays, concurrently with the Loan Repayments, to the Tax Escrow Agent for the benefit of BCI, 18.75% of the aggregate amount equal to the total amount distributed by such Paying Party with respect to such Loan Repayments and to BCI (such payment to BCI, a "Loan Repayment Deposit").  For purposes of illustration, if the Paying Party is making an aggregate payment of Two Million US Dollars (US$2,000,000), then IPC Israel or Shaldieli may pay One Million Six Hundred Twenty Five Thousand US Dollars (US$1,625,000) in Loan Repayments, provided that Three Hundred Seventy Five Thousand US Dollars (US$375,000) are paid to the Tax Escrow Agent for the benefit of BCI as a Loan Repayment Deposit.  The parties hereto acknowledge and agree that IPC Israel and Shaldieli shall be third party beneficiaries with respect to this Section 4(b)(iv) and they shall be entitled to rely upon this Section 4(b)(iv) in making any payments described in this section.  The Loan Repayment Deposit, once paid, shall be non-refundable and irrevocable. This provision shall be deemed to be consent of Bontan Parties for the purposes of said court decision.

In the event of the termination of this Settlement Agreement prior to the Closing as provided herein, the provisions of this Section 4(b) shall no longer be applicable.

For the sake of clarity, nothing in this Section 4 or in this Agreement shall be construed as limiting in any manner whatsoever the IPC Parties' actions with respect to any matters relating to the Licenses and any matters of the consortium managing the Licenses; provided, that the IPC Parties shall not take any action to change the status quo in respect of the governance or ownership interest in IPC Cayman, which change would become effective prior to the Closing.

5. Settlement Consideration

For good and valuable consideration, including the execution by the Parties of this Settlement Agreement:

(a) Settlement Deposit. Simultaneously with the execution and delivery of this Settlement Agreement and the Escrow Agreement by all Parties, ITCP will deliver or cause to be delivered to BCI each of the items in sub-sections (i) and (ii) below and TCP (or the then current holder of the ORI) shall deliver to BCI the items in sub-sections (iii) and (iv) below (together, the “Settlement Deposit”):

(i) the Option and Warrant Cancellation and Release Agreement, attached hereto as Exhibit G, pursuant to which the IPC Parties, TCP and Cooper and their affiliates surrender, without additional consideration therefor, all unexercised options and warrants or other comparable instruments or rights to acquire stock or other equity interests of BCI (the “Convertible Securities”), duly executed by the holders of such Convertible Securities. The parties agree that the value of the Convertible Securities is nil;

(ii) the Acknowledgement, Direction, and Release Agreements attached hereto as Exhibit H, duly executed by the IPC Parties (the “Insurance Releases”);

(iii) the sum of Two Hundred Fifty Thousand US Dollars (US$250,000) to be credited against the Final Settlement Payment as set forth in Section 5(b)(i) below, in the event of Closing, but otherwise nonrefundable and irrevocable (the “Initial Cash Deposit Amount”), paid either by way of the delivery of a cashier's check or by wire transfer in immediately available and irreversible funds to BCI; and

(iv) the ORI Settlement Payment Transfer Instrument (as defined below) which relates to the transfer of 25.0% of the TCP ORI from TCP to BCI (the “ORI Settlement Payment”), which ORI Settlement Payment shall be conveyed in the manner specified in Section 10 and said ORI shall be subject to the terms and conditions set forth in Section 10.

Each of the deliveries in clauses (i) through (iv), when made, shall be non-refundable and irrevocable.

(b) Settlement Payments.

(i) Within 60 Business Days of the date of execution and delivery of this Settlement Agreement (the “Fundraising Period”), ITCP shall pay or cause IPC Cayman to pay to the Escrow Agent for distribution at the Closing to the Bontan Parties as they determine the total amount of Ten Million US Dollars (US$10,000,000) less the Initial Cash Deposit Amount and, if any, the Extension Cash Deposit Amount and the Loan Repayment Deposit (as defined below) (the “Final Settlement Payment”).  The Final Settlement Payment shall be made by wire transfer in immediately available and irreversible funds to an account designated in writing by the Escrow Agent.  The date the Final Settlement Payment is deposited with the Escrow Agent is referred to as the “Fundraising Date.”  The Fundraising Period may be extended by an additional thirty (30) Business Days upon request of ITCP if, within the initial 60 Business Day period following the date of execution of this Settlement Agreement, ITCP pays or causes IPC Cayman to pay to BCI an additional nonrefundable deposit of One Hundred Twenty Five Thousand US Dollars (US$125,000) (the “Extension Cash Deposit Amount”). The Final Settlement Payment shall be released by the Escrow Agent to the Tax Escrow Agent for the benefit of BCI at Closing.  Notwithstanding anything to the contrary in this Agreement, the Bontan Parties’ sole remedy for failure of the timely delivery of the Final Settlement Payment to the Escrow Agent shall be termination of this Settlement Agreement in accordance with Section 11 hereof and retention of the Settlement Deposit, and in the event of such termination, the Escrow Agent shall return all of the documents and other materials in its possession to the party that deposited such materials, and this Settlement Agreement and such documents and other materials shall be null and void and shall be of no further force and effect.

(ii) The Parties agree that any amounts paid as part of the Loan Repayment Deposit under Section 4(b)(iv) shall be shall be credited against the Final Settlement Payment as set forth in Section 5(b)(i) if the Closing occurs, but otherwise shall remain the property of BCI.

(iii) On the date hereof, ITCP is depositing with the Escrow Agent (A) a promissory note with a principal amount of Two Million US Dollars (US$2,000,000) in the form attached hereto as Exhibit I-1 (the “$2,000,000 Note”) and (B) a promissory note with a principal amount of Three Million US Dollars (US$3,000,000) in the form attached hereto as Exhibit I-2 (the “$3,000,000 Note”, and together with the $2,000,000 Note, the “Fixed Payment Notes”).  The principal amount of the Fixed Payment Notes shall bear interest at the rate of five percent (5%) per annum beginning on the Closing Date.  The principal and interest under the $2,000,000 Note shall be due and payable on November 9, 2012 (the “First Anniversary”), but may be paid in advance by ITCP without penalty.  The principal and interest under the $3,000,000 Note shall be due and payable on November 9, 2013 (the “Second Anniversary”), but may be paid in advance by ITCP without penalty.  Each of the Fixed Payment Notes shall be released by the Escrow Agent to the Tax Escrow Agent, for the benefit of BCI, at Closing.  The obligations of ITCP under the Fixed Payment Notes shall be contingent upon the satisfaction of the Specified Condition by the Bontan Parties as more fully set forth in clause (v) below.

(iv) On the date hereof, ITCP is depositing with the Escrow Agent a promissory note with a principal amount of up to Three Million US Dollars (US$3,000,000) in the form attached hereto as Exhibit J (the “Adjustable Payment Note”).  The principal balance payable under the Adjustable Payment Note, if any (the “Adjustable Principal Amount”), shall not bear interest.  The Adjustable Principal Amount shall be equivalent to the amount that would be received in excess of Three Million US Dollars (US$3,000,000), if any, by ITCP upon a sale of the Shaldieli Shares at the average closing price of the shares of Shaldieli during the 120 day period beginning on the Second Anniversary and the pre-tax proceeds from such sale, whether or not such sale is made, exceed or would exceed, Three Million US Dollars (US$3,000,000) but do not exceed Six Million Dollars (US$6,000,000) and if the pre-tax proceeds exceed Six Million Dollars (US$6,000,000) they shall be deemed to be no more than Six Million Dollars (US$6,000,000).  The Adjustable Payment Note shall be released by the Escrow Agent to the Tax Escrow Agent, for the benefit of BCI, at Closing.  The obligations of ITCP under the Adjustable Payment Note shall be conditioned upon the satisfaction of the Specified Condition by the Bontan Parties as more fully set forth in clause (v) below. For purposes of this Settlement Agreement, the “Shaldieli Shares” shall mean six million six hundred sixty-six thousand six hundred sixty-six (6,666,666) ordinary shares of Shaldieli.  Solely to the extent that the source of the funds used to pay the Adjustable Payment Note is the actual (as opposed to assumed) sale of Shaldieli Shares, the portion of the Adjustable Principal Amount so obtained shall be calculated net of all customary taxes, expenses and fees actually paid or required to be withheld by IPC Cayman with respect to the sale or transfer of such Shaldieli Shares (including without limitation any customary brokerage commissions to unrelated third parties, capital gains, income or withholding taxes, except to the extent of any payment to affiliates).  For the sake of clarity, the Parties hereby acknowledge that the purpose of this clause (iv) is to provide BCI with the value of the Shaldieli Shares which exceeds Three Million US Dollars (US$3,000,000) but do not exceed Six Million Dollars (US$6,000,000), subject to the additional adjustments described in the preceding sentence and subject to the satisfaction of the Specified Condition.

(v) Without derogating from any other available remedies, the obligations of ITCP under each of the Fixed Payment Note and the Adjustable Payment Note shall be conditioned upon, from the date hereof and through the First Anniversary with respect to the $2,000,000 Note, and through the Second Anniversary with respect to the $3,000,000 Note and the Adjustable Payment Note, none of the IPC Parties or Shaldieli or its affiliates incurring an actual loss in an amount of $1,000,000 or more that is proximately and primarily caused by any IPC-Related Communications or any public announcements of any Bontan Parties or their affiliates with respect to any IPC Parties or Shaldieli or its affiliates after the execution of this Settlement Agreement which is not expressly permitted hereunder, that is not made in connection with a public disclosure required by law and that is made in such a way that would appear to a reasonable and objective arbiter to have been made with an intent to damage, harm or adversely affect the reputation or business of the IPC Parties, TCP or Cooper, or, with respect to any such IPC-Related Communication that was not disclosed by the Bontan Parties in breach of Section 6(k) hereof, made before the execution hereof (the "Specified Condition").

Provided, that such notice is delivered promptly, but in no event later than ten (10) Business Days after any of the IPC Parties, TPC or Cooper obtain knowledge that a Specified Condition exists, at any time prior to date on which payment of any amounts under the Fixed Payment Note or the Adjustable Payment Note is due, ITCP, on behalf of the IPC Parties, may deliver to the Bontan Parties a notice stating that the Specified Condition is no longer satisfied and setting forth, in reasonable detail, the nature of such breach and the amount and nature of the actual damages (a “Notice of Breach of Specified Condition”).  Within thirty (30) days of their receipt of the Notice of Breach of Specified Condition, the Bontan Parties may dispute the Notice of Breach of Specified Condition by delivering to the IPC Parties a notice stating that the Bontan Parties dispute the Notice of Breach of Specified Condition and setting forth in reasonable detail the reasons therefor (a “Notice of Dispute”).  If the Bontan Parties fail to deliver a Notice of Dispute within such thirty (30) day period, the occurrence of the Specified Condition shall be deemed to have been accepted by the Bontan Parties and the unpaid obligations of ITCP under the Fixed Payment Note and the Adjustable Payment Note shall be irrevocably terminated.  Upon timely delivery of the Notice of Dispute, and notwithstanding the provisions of Section 18, the determination as to whether a Specified Condition exists shall be resolved by arbitration under the LCIA Rules and no payments shall be made under the Notes (which shall, if applicable, continue to bear interest) until an arbitral award is granted.  The place of arbitration shall be London, England before one arbitrator (the “Arbitrator”).  The costs and expenses of the Arbitration, including reasonable attorneys' fees, shall be paid by the non-prevailing party.  In the event that the Arbitrator determines that a Specified Condition exists, then the Fixed Payment Notes, if not previously due, and the Adjustable Payment Note, if not previously due, shall automatically be terminated and of no further force and effect and the unpaid obligations of ITCP thereunder shall be irrevocably cancelled and the note or notes together with any security held by the Escrow Agent with respect thereto shall be returned to IPC Parties.  For greater clarity, in order for the Promissory Notes to be canceled, the Arbitrator must find that an actual loss of over $1,000,000 occurred and that such loss was caused primarily and proximately by the Bontan Parties or their affiliates either (A) making an IPC-Related Communication after the date hereof, (B) making public announcements with respect to any IPC Parties or Shaldieli or its affiliates after the execution of this Settlement Agreement that are not expressly permitted hereunder, are not made in connection with public disclosure required by law and are made in such a way that would appear to a reasonable and objective arbiter to have been made with an intent to damage, harm or adversely affect the reputation or business of the IPC Parties, TCP or Cooper or mislead the public to any of the foregoing or (C) having made an IPC-Related Communication prior to the date hereof that was not delivered as set forth in Section 6(k) hereof.  If the IPC Parties fail to deliver prompt notice as set forth in the first sentence of this paragraph, they shall not thereafter be permitted to send such notice or seek cancellation of the Notes.

(vi) On the Fundraising Date (A) TCP (or the then current holder of the TCP ORI) shall deposit with the Escrow Agent an ORI (in the form attached hereto as Exhibit O-1) with an ORI Percentage of 10.0% (the “Fixed Payment Security ORI”), subject to the terms and conditions of Section 10, which shall serve as additional security to secure ITCP’s obligations under the Fixed Payment Notes, and (B) TCP (or the then current holder of the TCP ORI) shall deposit with the Escrow Agent an ORI with an ORI Percentage of 15.0% (the “Adjustable Payment Security ORI”), subject to the terms and conditions of Section 10, which shall serve as additional security to secure ITCP’s obligations under the Adjustable Payment Note, as further set forth herein.

(vii) As additional security for the payment of the Fixed Payment Notes and the Adjustable Payment Note, IPC Cayman agrees to unconditionally guarantee to BCI the full payment of each of the Fixed Payment Notes and the Adjustable Payment Note under their terms, subject to BCI first giving notice of default to ITCP and 30 days to cure, in the form attached hereto as Exhibit K-2 (the "Guarantee"). As additional security for payment of the Fixed Payment Notes and the Adjustable Payment Note, until the First Anniversary, ITCP shall deposit in a segregated bank account seventy five percent (75%) of any distribution it receives, directly or indirectly, from IPC Cayman out of any and all proceeds IPC Cayman shall receive from the sale of any of the shares of Shaldieli held by IPC Cayman (provided, that, to the extent of any such sale of shares, any distribution shall be deemed to derive from such sale) up to the amount of any unpaid portion of any of said Notes that may become due and payable pursuant to Section 5(b)(iii) and (iv), as applicable (such proceeds, the “Reserved Proceeds”) and shall grant to BCI a first ranking security interest in such account, pursuant to the Security Agreement in the form attached hereto as Exhibit K-3.  ITCP agrees that, until payment of the Fixed Payment Notes and Adjustable Payment Note, it shall not transfer any of the Reserved Proceeds other than to BCI or following termination of this Settlement Agreement.

(viii) At any time following the First Anniversary, if (A) there are any Reserved Proceeds or (B) if ITCP receives any distribution from IPC Cayman out of proceeds it receives from the sale of shares of Shaldieli by IPC Cayman, then ITCP shall, within ten (10) Business Days after, in the case of (A), the First Anniversary and, in the case of (B), ITCP’s receipt of such proceeds, prepay or, in the case of the Adjustable Payment Note, pay (including by way of the release of the Reserved Proceeds) the principal and interest under the $3,000,000 Note and amounts that would be due under the Adjustable Payment Note as though the first shares of Shaldieli sold by IPC Cayman were the shares referred to in clause (iv) above.

(c) Share Repurchase.  Simultaneously with the execution and delivery of this Settlement Agreement, IOGC will deliver or cause to be delivered to the Escrow Agent (i) a duly executed copy of the Repurchase Agreement in the form attached hereto as Exhibit L-1 (the “Repurchase Agreement”) pursuant to which IOGC shall surrender the Bontan IPC Cayman Shares to IPC Cayman for repurchase and (ii) an Irrevocable Proxy attached hereto as Exhibit L-2 (the “IOGC Irrevocable Proxy”), pursuant to which IOGC will grant an irrevocable proxy to ITCP with respect to IOGC's interests in IPC Cayman solely with respect to approval of the repurchase of the Bontan IPC Cayman Shares by IPC Cayman, including the approval of amendments to IPC Cayman’s articles of association, required to be obtained from the shareholders of IPC Cayman in order to consummate the Transactions.  At the Closing, the Escrow Agent shall release the Repurchase Agreement and the IOGC Irrevocable Proxy to IPC Cayman and IOGC shall be deemed to have delivered the Bontan IPC Cayman Shares to IPC Cayman in accordance with the terms of the Repurchase Agreement and IPC Cayman may cancel such Bontan IPC Cayman Shares as of the Closing.  The repurchase contemplated by this Section 5(c) and the Repurchase Agreement shall not require the payment of any additional consideration by the IPC Parties or any of their affiliates.  If this Settlement Agreement is terminated prior to the Closing, the Escrow Agent shall return the Repurchase Agreement and the IOGC Irrevocable Proxy to IOGC.

(d) Mutual Release.  Simultaneously with the execution and delivery of this Settlement Agreement, each of the Parties, as well as Kam Shah, Terence Robinson, Yaron Yeini, Shaldieli Ltd., Upswing Capital Ltd. and Asia Development (A.D.B.M.) Ltd. shall execute and deliver to the Escrow Agent, to be released by the Escrow Agent at Closing to the others executing it, counterparts of a mutual release, the form of which is attached hereto as Exhibit M (the “Mutual Release”).  The Mutual Release will be effective upon the Closing.  If this Settlement Agreement is terminated prior to Closing, the Escrow Agent shall return the Mutual Release counterparts executed by the Parties to the Parties respectively executing them.

(e) Indemnification of Bontan Parties.  From and after the Closing, each of the IPC Parties and TCP shall, jointly and severally, indemnify each of the Bontan Parties and their respective affiliates and their respective officers, directors, employees, consultants, agents and successors (each, a “Bontan Indemnified Person”) from and against all liabilities, losses, damages, claims, costs and expenses, interests, awards, judgments, fines, amounts paid in settlement, and penalties suffered or incurred by them (including, in each case, attorneys’ and experts’ fees and expenses) (together "Claims"), incurred or suffered by any Bontan Indemnified Person as a result of any activity of IPC Cayman or its affiliates involving financial liabilities or obligations with respect to the Licenses and Permit or otherwise relating to IOGC’s ownership interest in IPC Cayman, whether related to an event arising prior to or following the Closing, including any Action asserted against the Bontan Parties, and for any breach of any representation or warranty in Section 7 of this Settlement Agreement or any breach of or default under any covenant or obligation of the IPC Parties, Cooper or TCP set forth in this Settlement Agreement or any of the other Transaction Documents.  For the avoidance of doubt, the Bontan Indemnified Persons shall not be entitled to any indemnification whatsoever, except in the event of a breach of Section 4(b)(ii), for any Claims initiated by their shareholders, past or present, or by another Bontan Indemnified Person or any of their affiliates or the breach of any provision of this Settlement Agreement or the documents delivered pursuant hereto by any of the Bontan Parties.

(f) Indemnification of IPC Parties.  From and after the Closing, each of the Bontan Parties shall, jointly and severally, indemnify each of the IPC Parties, TCP, IPC Israel and Cooper and their respective affiliates and their respective officers, directors, employees, consultants, agents, and successors (each, an “IPC Indemnified Person”) from and against all Claims incurred or suffered by any IPC Indemnified Person as a result of, any claim, allegation or action initiated or prosecuted by any affiliate, shareholder, employee, agent, or consultant (which shall include Terence Robinson and any and all members of his family and their respective affiliates) of the Bontan Parties or by any other person or entity in connection with IOGC’s ownership interest in IPC Cayman, or any purchase, sale or other transaction with respect to the securities of BCI or the transactions contemplated by this Settlement Agreement, whether arising prior to or following the Closing, including any Action asserted against the IPC Parties, TCP, IPC Israel or Cooper, and for any breach of any representation or warranty in Section 6 of this Settlement Agreement or any breach of or default under any covenant or obligation of any of the Bontan Parties set forth in this Settlement Agreement or any of the other Transaction Documents. For the avoidance of doubt, the IPC Indemnified Persons shall not be entitled to any indemnification whatsoever, except in the event of a breach of Section 4(b)(ii), for any Claims initiated by their shareholders, past or present, or by another IPC Indemnified Person or any of their affiliates or the breach of any provision of this Settlement Agreement or the documents delivered pursuant hereto by any of the IPC Parties, TCP, IPC Israel or Cooper.

(g) Audit.  BCI represents that it does not presently have, nor anticipate, a need to obtain from IPC, or its affiliates, any further financial records, information, or reports and agrees that from the date of signing of this agreement, from the date hereof and going forward, it will not request such information or request to audit records, or seek to continue any exiting audits, of IPC or its affiliates and will not otherwise be entitled to such information nor be entitled to audit records of IPC or its affiliates.  In the event of the termination of this Settlement Agreement prior to the Closing as provided herein, the provisions of this Section 5(g) shall no longer be applicable.

(h) Bontan-Related Communications. Should BCI incur a loss of $1,000,000 or more which was primarily and proximately a result of any Bontan-Related Communication made after the execution hereof that is not expressly permitted hereunder, is not made in connection with the public disclosure required by law and is made in such a way that would appear to a reasonable and objective arbiter to have been made with an intent to damage, harm or adversely affect the reputation or business of the Bontan Parties, and with respect to any such Bontan-Related Communication that was not disclosed by the IPC Parties in breach of Section 7(k) hereof, made before the execution hereof (Bontan-Related Communication shall not include all communications made in the context of disclosures in order to comply with securities laws)  (apart from the ORI Settlement Payment and goodwill) by the first anniversary of the date hereof, all as determined in a final, nonappealable arbitral award, then ITCP shall pay BCI damages equivalent to such material loss of up to $3,000,000.  All disputes under this sub-section (c) shall be exclusively resolved in arbitration as if such matter was a dispute with respect to a Specified Condition, as contemplated under the last paragraph of Section 5(b)(v), which provision shall apply mutatis mutandis.

6. Representations and Warranties of the Bontan Parties

The Bontan Parties hereby represent and warrant to the IPC Parties, TCP and Cooper as of the date hereof and as of the Closing as follows:

(a) Each of the Bontan Parties is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has the requisite company power and authority to enter into this Settlement Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions.

(b) The execution and delivery of this Settlement Agreement and the other Transaction Documents and the performance by the Bontan Parties of their obligations hereunder and thereunder have been duly authorized by all necessary action by the Bontan Parties, and no other proceeding is necessary for the execution and delivery of this Settlement Agreement and the other Transaction Documents, the performance by the Bontan Parties of their respective obligations hereunder and thereunder and the consummation by the Bontan Parties of the transactions contemplated hereby and thereby.  The resolutions of the board of directors of each of the Bontan Parties authorizing the execution and delivery of this Settlement Agreement and the other Transaction Documents and the performance by each such Bontan Party of its obligations hereunder and thereunder, certified as true and correct by an officer thereof, are attached hereto as Exhibit N-1 and such resolutions have not been modified or rescinded since the date of their approval.

(c) This Settlement Agreement has been duly and validly executed and delivered by each of the Bontan Parties, and upon the execution and delivery by each of the IPC Parties, Cooper and TCP, and each of the other Transaction Documents (to the extent such Bontan Party is a party thereto), when executed and delivered by the Bontan Parties and the other parties thereto will constitute the legal, valid and binding obligation of each of the Bontan Parties, enforceable against each of the Bontan Parties in accordance with its terms, except to the extent that such validity, binding effect and enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally.

(d) Neither the execution and delivery by any of the Bontan Parties of this Settlement Agreement and the other Transaction Documents to be executed and delivered by it in connection with this Settlement Agreement and the other Transaction Documents, nor the consummation of the Transactions and the performance of their respective obligations hereunder and thereunder, will (i) conflict with, or result in a breach of any provision of, the organizational documents of any of the Bontan Parties; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under any of the terms, conditions or provisions of (A) any contract to which any of the Bontan Parties is a party or to which any of its respective properties or assets may be bound which, if so affected, would either have a material adverse effect on or be reasonably likely to prevent the consummation of the Transactions or performance of the obligations of the Bontan Parties under this Settlement Agreement or the other Transaction Documents or (B) to the knowledge of the Bontan Parties, any permit, registration, approval, license or other authorization or filing to which any of the Bontan Parties is subject or to which any of its properties or assets may be subject; (iii) require any action, consent or approval of any governmental authority or non-governmental third party other than Regulatory Approvals or as otherwise contemplated hereby; or (iv) violate any order, writ or injunction, or any material decree, or law applicable to any of the Bontan Parties or any of their businesses, properties or assets.

(e) IOGC owns all right, title and interest (legal and beneficial) in and to the Bontan IPC Cayman Shares, free and clear of all liens, other than any claim asserted by the IPC Parties, Cooper, TCP and IPC Israel, which it disputes.  Subject to the foregoing, upon repurchase of the Transferred Interests pursuant to the Repurchase Agreement, IPC Cayman will acquire good title to the Transferred Interests, free and clear of any claim of any party or any governmental authority, claiming through IOGC or its affiliates.

(f) Other than the Actions, there is no claim, action, suit, inquiry, summons, indictment, proceeding, litigation, hearing, audit, examination, review or investigation by, on behalf of or before any governmental authority, or any other arbitration, mediation or similar proceeding (each, an "Litigation") pending, or to the knowledge of any of the Bontan Parties, threatened against any Bontan Party in respect of the Licenses, the Permit or the Agreements or the transactions contemplated by this Settlement Agreement. There is no Litigation pending or, to the knowledge of the Bontan Parties, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no judgment, decree or order pending or, to the knowledge of the Bontan Parties, threatened against any of the Bontan Parties that could prevent, enjoin or delay any of the Transactions contemplated by this Settlement Agreement or any of the other Transaction Documents or materially alter any of the terms thereof.

(g) The Bontan Parties are the sole owners of the rights of the Bontan Parties asserted in the Actions and have not assigned to any other person or entity any such rights or claims.

(h) No broker, investment banker, financial advisor or other person or entity is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Settlement Agreement.

(i) The Bontan Parties have made their own independent investigation, analysis and evaluation of the Licenses and Permit and the Transactions.  The Bontan Parties have not relied and will not rely on any representation made by the IPC Parties other than those expressly set forth in this Settlement Agreement and the information described in Section 7(h) and Schedule A to Exhibit G.

THE BONTAN PARTIES MAKE NO WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY OR IMPLIED, AS TO (i) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO THE IPC PARTIES, TCP OR COOPER IN CONNECTION WITH THE LICENSES AND PERMIT OR THE EXPLORATION OR DEVELOPMENT THEREOF; (ii) THE PRESENCE, QUALITY AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE LICENSES AND PERMIT, INCLUDING WITHOUT LIMITATION SEISMIC DATA AND ANY INTERPRETATION AND OTHER ANALYSIS THEREOF; (iii) THE ABILITY OF THE LICENSES AND PERMIT TO PRODUCE HYDROCARBONS, INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OPPORTUNITIES; (iv) REGULATORY MATTERS; (v) THE PRESENT OR FUTURE VALUE OF THE BONTAN IPC CAYMAN SHARES OR THE ANTICIPATED INCOME, COSTS OR PROFITS, IF ANY, TO BE DERIVED FROM THE LICENSES AND PERMIT; (vi) ANY PROJECTIONS AS TO EVENTS THAT MIGHT OR MIGHT NOT OCCUR; (vii) THE TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THIS SETTLEMENT AGREEMENT, (viii) ANY OTHER MATTERS CONTAINED IN OR OMITTED FROM ANY INFORMATION OR MATERIAL FURNISHED TO THE IPC PARTIES BY THE BONTAN PARTIES; AND (ix) EXCEPT AS SET FORTH ABOVE, THE COMPLETENESS OR ACCURACY OF THE INFORMATION CONTAINED IN ANY EXHIBIT HERETO OR INFORMATION FURNISHED TO THE IPC PARTIES.  ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY THE BONTAN PARTIES ARE PROVIDED TO THE IPC PARTIES AS A CONVENIENCE AND THE IPC PARTIES’ RELIANCE ON OR USE OF THE SAME IS AT THEIR SOLE RISK.  THE IPC PARTIES SHALL INDEMNIFY THE BONTAN PARTIES AGAINST ANY LOSS, COST, ACTION OR CLAIM OF ANY PARTY BASED ON PURPORTED RELIANCE ON SUCH DATA, INFORMATION OR RECORDS.

(j) Except as expressly set forth in this Settlement Agreement, the Bontan Parties disclaim all liability and responsibility for any representation, warranty, statement or communication (orally or in writing) to the IPC Parties, TCP or Cooper, including any information contained in any opinion, information or advice that may have been provided to the IPC Parties, TCP or Cooper by any employee, officer, director, agent, consultant, engineer or engineering firm, representative, partner, member, beneficiary, owner or contractor of the Bontan Parties wherever and however made, including those made in any data room or internet site and any supplements or amendments thereto or during any negotiations with respect to this Settlement Agreement or any confidentiality agreement previously executed by the Parties with respect to the Licenses and Permit.

(k) Within 2 Business Days prior to the date hereof, the Bontan Parties have provided to the IPC Parties copies of all written communications with all governmental and regulatory agencies or authorities with respect to any of the IPC Parties and their representatives and agents, or with respect to the Licenses or Permit, whether direct or indirect (including by way of Bontan Parties’ officers, consultants, legal counsel or any other representative of the Bontan Parties) (“IPC-Related Communications”), and apart from such communications, there have been no other IPC-Related Communications.

7. Representations and Warranties of the IPC Parties

The IPC Parties hereby, jointly and severally, represent and warrant to the Bontan Parties as of the date hereof and as of the Closing as follows:

(a) Each of the IPC Parties and TCP is duly organized, validly existing and in good standing (meaning that it is current in its payment of statutory dues and filing of required periodic reports, and is authorized to transact business, whether or not its jurisdiction of formation issues certificates of good standing), under the laws of its jurisdiction of formation and has the requisite company power and authority to enter into this Settlement Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions.

(b) The execution and delivery of this Settlement Agreement and the other Transaction Documents and the performance by the IPC Parties, Cooper and TCP of their obligations hereunder and thereunder have been duly authorized by all necessary action by the IPC Parties, Cooper and TCP, respectively, and no other proceeding is necessary for the execution and delivery of this Agreement and the other Transaction Documents by the IPC Parties, Cooper and TCP, the performance by the IPC Parties, Cooper and TCP of their obligations hereunder and thereunder and the consummation by the IPC Parties, Cooper and TCP of the transactions contemplated hereby and thereby other than the amendment to the articles of association of IPC Cayman to allow for the transactions contemplated by the Repurchase Agreement.  The resolutions of the board of directors or other governing body of each of the IPC Parties and TCP authorizing the execution and delivery of this Settlement Agreement and the other Transaction Documents and the performance by each such Party of its obligations hereunder and thereunder, certified as true and correct by an officer thereof, are attached hereto as Exhibit N-2 and such resolutions have not been modified or rescinded since the date of their approval.

(c) This Settlement Agreement has been duly and validly executed and delivered by each of the IPC Parties, Cooper and TCP, and upon the execution and delivery by each of the Bontan Parties, and each of the other Transaction Documents (to the extent any IPC Party, Cooper or TCP is a party thereto), when executed and delivered by such IPC Party, Cooper or TCP and the other parties thereto will constitute the legal, valid and binding obligation of each of the IPC Parties, Cooper and TCP, respectively, enforceable against each of the IPC Parties, Cooper and TCP in accordance with their terms, except to the extent that such validity, binding effect and enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally.

(d) Neither the execution nor delivery by any of the IPC Parties, TCP or Cooper of this Settlement Agreement and the other Transaction Documents to be executed and delivered by them in connection with this Settlement Agreement, nor the consummation of the Transactions and the performance of their respective obligations hereunder and thereunder, will (i) conflict with, or result in a breach of any provision of, the organizational documents of any of the IPC Parties or TCP; (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under any of the terms, conditions or provisions of (A) any contract to which any of the IPC Parties, TCP or Cooper is a party or to which any of their respective properties or assets may be bound which, if so affected, would either have a material adverse effect or be reasonably likely to prevent the consummation of the Transactions or performance of the obligations of the IPC Parties, TCP and Cooper under this Settlement Agreement or the other Transaction Documents or (B) any permit, registration, approval, license or other authorization or filing to which any of the IPC Parties, TCP or Cooper is subject or to which any of their properties or assets may be subject; (iii) require any action, consent or approval of any governmental authority or non-governmental third party other than the Regulatory Approvals; or (iv) violate any order, writ or injunction, or any material decree, or law applicable to any of the IPC Parties, TCP or Cooper or any of their businesses, properties or assets.

(e) Other than the Actions, there is no Litigation pending, or to the knowledge of any of the IPC Parties, TCP or Cooper threatened against any IPC Party, TCP or Cooper in respect of the Licenses, the Permit or the Agreements. There is no Litigation pending or, to the knowledge of the IPC Parties, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no judgment, decree or order pending or, to the knowledge of the IPC Parties, TCP or Cooper, threatened against any of the IPC Parties, TCP or Cooper that could prevent, enjoin or delay any of the Transactions contemplated by this Settlement Agreement or any of the other Transaction Documents or materially alter any of the terms thereof.

(f) The IPC Parties, TCP and Cooper, respectively, are the sole owners of the rights of the IPC Parties, TCP and Cooper respectively asserted in the Actions and have not assigned to any other person or entity any such rights or claims. TCP is the sole owner of the TCP ORI (as defined below) free and clear of all liens.  BCI will, subject to the Commissioner’s approval procedures, acquire good title to the ORI, free and clear of any claim of any party or any governmental authority, claiming through the IPC Parties or TCP or receive the equivalent economic benefit of the ORI.

(g) No broker, investment banker, financial advisor or other person or entity is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the Transactions.

(h) Prior to the date of this Settlement Agreement, ITCP has provided to BCI and its representatives, employees, consultants, independent contractors, attorneys and other advisors access to (i) all technical data relating to the Licenses and Permit in the possession or control of the IPC Parties or Cooper for inspection, and (ii) any material reserve reports prepared by or for the IPC Parties.

(i) Except as expressly set forth in this Settlement Agreement, the IPC Parties disclaim all liability and responsibility for any representation, warranty, statement or communication (orally or in writing) to the Bontan Parties, including any information contained in any opinion, information or advice that may have been provided to the Bontan Parties by any employee, officer, director, agent, consultant, engineer or engineering firm, representative, partner, member, beneficiary, owner or contractor of the IPC Parties wherever and however made, including those made in any data room or internet site and any supplements or amendments thereto or during any negotiations with respect to this Settlement Agreement or any confidentiality agreement previously executed by the Parties with respect to the Licenses and Permit.

(j) THE IPC PARTIES MAKE NO WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY OR IMPLIED, AS TO (i) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO THE BONTAN PARTIES IN CONNECTION WITH THE LICENSES AND PERMIT OR THE EXPLORATION OR DEVELOPMENT THEREOF; (ii) THE PRESENCE, QUALITY AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE LICENSES AND PERMIT, INCLUDING WITHOUT LIMITATION SEISMIC DATA AND ANY INTERPRETATION AND OTHER ANALYSIS THEREOF; (iii) THE ABILITY OF THE LICENSES AND PERMIT TO PRODUCE HYDROCARBONS, INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OPPORTUNITIES; (iv) REGULATORY MATTERS; (v) THE PRESENT OR FUTURE VALUE OF THE ANTICIPATED INCOME, COSTS OR PROFITS, IF ANY, TO BE DERIVED FROM THE LICENSES AND PERMIT; (vi) ANY PROJECTIONS AS TO EVENTS THAT MIGHT OR MIGHT NOT OCCUR; (vii) THE TAX CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THIS SETTLEMENT AGREEMENT, (viii) ANY OTHER MATTERS CONTAINED IN OR OMITTED FROM ANY INFORMATION OR MATERIAL FURNISHED TO BONTAN PARTIES BY THE IPC PARTIES; AND (ix) THE COMPLETENESS OR ACCURACY OF THE INFORMATION CONTAINED IN ANY EXHIBIT HERETO OR INFORMATION FURNISHED TO THE BONTAN PARTIES.  ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY THE IPC PARTIES ARE PROVIDED TO THE BONTAN PARTIES AS A CONVENIENCE AND THE BONTAN PARTIES’ RELIANCE ON OR USE OF THE SAME IS AT THEIR SOLE RISK.  THE BONTAN PARTIES SHALL INDEMNIFY THE IPC PARTIES AGAINST ANY LOSS, COST, ACTION OR CLAIM OF ANY PARTY BASED ON PURPORTED RELIANCE ON SUCH DATA, INFORMATION OR RECORDS.

(k) Within 2 Business Days before the execution hereof, the IPC Parties, Cooper and TCP have provided to the Bontan Parties, copies of all written communications (and the content thereof, to the extent reasonably available) with all governmental and regulatory agencies or authorities with respect to any of the Bontan Parties and their representatives and agents, whether direct or indirect (including by way of IPC Parties’ or Cooper’s officers, consultants, legal counsel or any other representative of the IPC Parties) (“Bontan-Related Communications”), and apart from such specified communications, there have been no other Bontan-Related Communications.

8. Covenants

(a) Each of the Bontan Parties agrees that, for a period of five years from the Closing Date, no Bontan Party will, and it will take all actions necessary to ensure that none of its affiliates or their respective officers, directors or consultants, nor Current Capital Corp., Terence Robinson and John Robinson, any members of their immediate family or any companies affiliated with any of them, will directly or indirectly, without the prior written consent of the board of directors of Shaldieli or any successor or publicly traded alternative to Shaldieli which IPC Cayman controls (including Shaldieli, the "IPC Public Entity"):

(i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise (a) any securities of the IPC Public Entity (each an “IPC Public Entity Security”), (b) any option, warrant, convertible security, unit appreciation right or other right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to an IPC Public Entity Security or with a value derived from an IPC Public Entity Security, whether or not such instrument or right shall be subject to settlement with an IPC Public Entity Security (an “IPC Derivative Instrument”), (c) any short interest in an IPC Public Entity Security whereby a Bontan Party or any of its affiliates, including without limitation Terence Robinson or members of his family directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from a decrease in the value of an IPC Public Entity Security, (d) any rights to distributions on an IPC Public Entity Security that are separated or separable from such IPC Public Entity Security and (e) any performance-related payments based on any increase or decrease in the value of an IPC Public Entity Security or any IPC Derivative Instruments (the foregoing shall not affect ownership or sale of the ORI);

(ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any securities of the IPC Public Entity;

(iii) make any public announcement with respect to any transaction or proposed or contemplated transaction between the IPC Public Entity or any of its security holders and any of the Bontan Parties or any of their affiliates, including, without limitation, any tender or exchange offer, merger or other business combination or acquisition of a material portion of the assets of the IPC Public Entity, except with respect to the transactions contemplated hereby and as required by law;

(iv) disclose any intention, plan or arrangement regarding any of the matters referred to in clauses (i), (ii) or (iii);

(v) except as required by securities laws, rules or regulations, make any IPC-Related Communications; or

(vi) acquire any interests, directly or indirectly, in the Licenses, including in any of the entities holding, directly or indirectly, interests in the Licenses.

(b) Each of the IPC Parties, Cooper and TPC agrees that, for a period of five years from the Closing Date, neither such IPC Party, Cooper, TPC nor any of their affiliates will, directly or indirectly, without the prior written consent of the board of directors of BCI or any successor or publicly traded alternative to BCI which BCI controls (including BCI, the "Bontan Public Entity"):

(i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise (a) any securities of the Bontan Public Entity (each a “Bontan Public Entity Security”), (b) any option, warrant, convertible security, unit appreciation right or other right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to a Bontan Public Entity Security or with a value derived from a Bontan Public Entity Security, whether or not such instrument or right shall be subject to settlement with a Bontan Public Entity Security (a “Bontan Derivative Instrument”), (c) any short interest in a Bontan Public Entity Security whereby any IPC Party or ITCP or Cooper or any member of his family or any of such person’s affiliates, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from a decrease in the value of a Bontan Public Entity Security, (d) any rights to distributions on a Bontan Public Entity Security that are separated or separable from such Bontan Public Entity Security and (e) any performance-related payments based on any increase or decrease in the value of a Bontan Public Entity Security or any Bontan Derivative Instruments;

(ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any securities of the Bontan Public Entity;

(iii) make any public announcement with respect to any transaction or proposed or contemplated transaction between the Bontan Public Entity or any of its security holders and any of the IPC Parties, Cooper, TPC and IPC Israel or any of their affiliates, including, without limitation, any tender or exchange offer, merger or other business combination or acquisition of a material portion of the assets of the Bontan Public Entity, except with respect to the transactions contemplated hereby and as required by law;

(iv) disclose any intention, plan or arrangement regarding any of the matters referred to in clauses (i), (ii) or (iii); or

(v) except as required by securities laws, rules or regulations, make any Bontan-Related Communications.

Notwithstanding the above, the term "indirectly" as used in this Section 8 shall not include an investment by a Party in a mutual or hedge fund or other investment company which manages assets at least $1 billion and in which the Party holds less than half of one percent (0.5%) of the assets managed by said fund or investment company, provided that said fund or investment company does not hold 5% or more of the securities an IPC Party, Shaldieli, or BCI, as the case may be.

(c) The IPC Parties agree to use commercially reasonable best efforts, consistent with the general regulatory approval process, to obtain the Regulatory Approval irrespective of the commercial activities associated with the Licenses and shall file documents to commence the process within 14 days of the execution hereof and, thereafter, respond promptly to regulatory requests and promptly file necessary applications and amendments, with the goal of obtaining regulatory approval as soon as possible.  The IPC Parties shall deliver to the Bontan Parties copies of all written correspondence with the Commissioner relating to the Regulatory Approval (except where limited by privilege) when or immediately after such correspondence is delivered to the Commissioner or received by the IPC Parties.  The IPC Parties shall notify the Escrow Agent as soon as reasonably practicable following receipt of the Regulatory Approval.

9. Further Assurances

Following the Closing, the Parties shall execute and deliver any documents and take any actions as may reasonably be requested by any Party in order to effectuate the Transactions.  Without limiting the foregoing, the Parties shall each provide such documentation as shall be required by the Commissioner or other agency or official of the Israeli government. Provided that, the IPC Parties bear all of the costs of the professional advisors in respect thereto, following the date hereof, the Bontan Parties shall take all actions reasonably requested by the IPC Parties necessary to obtain the Regulatory Approvals, including participating in and supporting any application of the IPC Parties for any Regulatory Approvals and complying with the terms of said Regulatory Approvals, and the execution and delivery of any documents relating thereto as requested by the IPC Parties (which, subject to the following proviso, shall be deemed to require the Bontan Parties to provide such consents to any requirements of the Commissioner in respect of the approval which are reasonable or otherwise contemplated by the Commissioner's current regulatory pronouncements); provided, that the Bontan Parties shall not be required to take any action that would prejudice any of their positions in the Actions should this Settlement Agreement be terminated prior to Closing and, provided further, that BCI shall, upon request of IPC, provide to IPC prior to obtaining any professional advice in connection with an action to be taken by BCI, a price estimate which shall be approved by IPC. Following the date hereof, the IPC Parties will reasonably cooperate with Bontan Parties and provide them with any document or information reasonably requested in connection with the latter's effort to obtain a tax withholding exemption from the Israeli Tax Authority, provided that the Bontan Parties shall bear all costs of the professional advisors in respect thereof.

10. ORI Payment Provisions and Conditions.

(a) For purposes of this Settlement Agreement, an “ORI” means an overriding royalty interest in the Licenses, in the form attached hereto as Exhibit O-1.  Any ORI to be transferred hereunder shall be assigned by TCP (or the then current holder of TCP’s 0.5% overriding royalty interest in the Licenses registered (or to be registered) with the Commissioner or any successor overriding royalty interest agreement replacing such overriding royalty interest in the licenses to the extent of 0.5% (the “TCP ORI”)).  An “ORI Percentage” is a specified percentage of the TCP ORI (which is calculated with respect to the TCP ORI assuming it were a 1.0% ORI).  The “ORI Settlement Payment” means the payment of an ORI equal to 25.0% of the TCP ORI (which is calculated with respect to the TCP ORI assuming it were a 1.0% ORI).  For the avoidance of doubt, an ORI with an ORI Percentage of 25.0% is 25% of the aggregate ORI of 1.0%, or 50% of the .5% ORI owned by TCP as of the date of this Settlement Agreement. It is agreed among all parties to this Settlement Agreement that (i) the making of the ORI Settlement Payment is made in consideration of BCI ceasing, from the date hereof through the Closing or the termination of this Agreement, to take any action to remove ITCP as the manager of IPC Cayman solely as provided in this Settlement Agreement and (ii) the agreed value of the ORI Settlement Payment is $1,000,000.

(b) In order to effect the ORI Settlement Payment as contemplated in Section 10(a) above, TCP will deliver to BCI transfer instruments with respect thereto, in the form of Exhibit O-2 hereof (the “ORI Settlement Payment Transfer Instrument”).

(c)  In the event that any portion of the TCP ORI that is transferred in accordance with the ORI Settlement Payment Transfer Instrument for whatever reason cannot be registered with the Commissioner in the name of BCI, then TCP shall take all actions reasonably necessary to ensure that BCI receives all of the economic rights of the relevant portion of the TCP ORI as though it were registered in BCI’s name and shall instruct the grantor under the overriding royalty interest agreement between the owners of interests in the Licenses and TCP dated April 25, 2010 to make payments directly to BCI.

(d) In the event that, prior to June 30, 2012, BCI desires to Transfer any or all of the ORI to any other entity or person, it shall first give written notice thereof ("Notice of Transfer") to TCP at least 30 days prior to the contemplated transaction. The Notice of Transfer shall state that the ORI will, upon the Transfer, be free of all liens, charges and encumbrances, that a bona fide offer has been received from a third party, and the price and terms of payment for the ORI or any portion thereof.  Upon receipt of the Notice of Transfer, TCP (or any entities designated by TCP) shall have the right to exercise the option to purchase the amount of the ORI set forth in the Notice of Transfer (the "ROFR Option"). The ROFR Option shall be exercised by delivery of a notice by TCP (or its designees) within the aforesaid 30-day period stating (i) that TCP (or its designees) intends to acquire the offered ORI. The purchase of the ORI shall be on the same terms and conditions as stated in the Notice of Transfer. BCI shall be free, within 90 days of the date of expiration of the ROFR Option, to Transfer the portion of the offered ORI specified in the Notice of Transfer at the price and on the terms contained in the Notice of Transfer. If there is no Transfer within such 90 day period, BCI shall not Transfer any of the ORI, prior to June 30, 2012, without again complying with the provisions of this section.

11. Termination

(a) This Settlement Agreement may be terminated and the Transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

(i) By mutual written consent of the Parties; or

(ii) By the Bontan Parties if the Final Settlement Payment has not been delivered to the Escrow Agent on or before the end of the Fundraising Period or such later date to which such Fundraising Period may be extended in accordance with the provisions hereof; or

(iii) By the Bontan Parties, on the one hand, or the IPC Parties, TCP and Cooper, on the other hand, if there shall be in effect a final nonappealable governmental order of a governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions or the performance of the obligations under this Settlement Agreement or any of the other Transaction Documents; it being agreed that, the parties hereto shall promptly appeal any adverse determination which is appealable (and pursue such appeal with reasonable diligence); provided, however, that the right to terminate this Settlement Agreement under this Section 11(a)(iii) shall not be available to a Party if such governmental order was determined by a court of competent jurisdiction in an nonappealable decision to be primarily due to a breach of a representation of such Party or to the failure of such Party to perform any of its obligations under this Settlement Agreement; or

(iv) By the Bontan Parties or the IPC Parties, if the Closing has not occurred on or prior to 5:00 P.M. US Eastern Time on the last day of the Fundraising Period; provided, that if the IPC Parties are using their commercially reasonable best efforts at such time to obtain such Regulatory Approval in good faith, then the Termination Date may be extended at a cost per day to the IPC Parties of $5,000 up to 60 Business Days which is payable to the Tax Escrow Agent for the benefit of the Bontan Parties (which shall be payable in advance in 15-Business Day increments)(the “Termination Date”); provided further that the Bontan Parties may not avail themselves of the right to terminate this Agreement under this sub-section (iv) unless they are in compliance with the proviso of Section 9 hereof, , and provided further that the IPC Parties (and not the Bontan Parties) shall bear the costs and expenses of all professional advisors with respect to obtaining such Regulatory Approval; or

(v) By the Bontan Parties or the IPC Parties, if the Closing has not occurred on or before July 11, 2012.

(b) If this Settlement Agreement is so terminated and the Transactions are not consummated, this Settlement Agreement and each of the Transaction Documents shall forthwith become void and shall have no further force or effect other than the provisions of Section 2, Section 5(a), this Section 11 and Sections 13 through 25.   In such event, the Escrow Agent shall return to the Parties depositing them all items held in escrow and no Party shall be under any further obligation to the other hereunder except pursuant to the preceding sentence.  Further, in such event nothing in this Settlement Agreement, and no statement or communication delivered by a Party in connection with this Settlement Agreement, shall be admissible in the Actions.

(c) For greater clarity, it is the intention of the Parties that if this Settlement Agreement is terminated prior to the consummation of the Transactions contemplated hereby, all rights, obligations and actions of the Parties shall be restored and unaffected by this Settlement Agreement, all documents shall be released by the Escrow Agent to the Party depositing such documents, and except for the deliveries set forth in Section 5(a), the situations shall be restored in all respects to the status quo ante.

12. Survival.

The representations and warranties set forth in Sections 6 and 7 and the covenants contained in Sections 8 and 9 shall survive the Closing.

13. Costs and Expenses

Except as otherwise set forth herein, the Parties acknowledge and agree that each of them will bear their own costs, expenses and attorneys’ fees arising out of the matters herein, the Actions, the Transactions, and the negotiation and performance of this Settlement Agreement.

14. Taxes

(a) The relevant Parties shall enter into an agreement with HFN Trust Company 2010 Ltd (the “Tax Escrow Agreement”) which shall govern certain aspects of Israeli income tax withholding on payments, as set forth below.

(b) All payments of Settlement Deposits under Section 5(a) and Settlement Payments under Section 5(b) of this Settlement Agreement, as well as payments of interest on the notes issued under Sections 5(b)(iii) and 5(b)(iv), whether in cash, in property, in kind, by provision of notes, instruments of transfer or otherwise, shall be subject to Israeli income tax withholding at the maximum rate under applicable Israeli law (at the current rate of 30% or 25% as the case may be) unless an ITA Confirmation (as defined in the Tax Escrow Agreement) is provided in accordance with the terms of the Tax Escrow Agreement.  In addition, any interest paid on the notes shall not be subject to U.S. tax withholding, provided that BCI provided, to the satisfaction of ITCP, a duly completed and signed IRS form W-8BEN certifying that they are the beneficial owner of the interest and entitled to the benefits of the tax treaty between the United States and Canada.  BCI shall indemnify ITCP against any U.S. tax liability resulting from its failure to withhold.

(c) Notwithstanding the foregoing, the following payments will not be subject to any withholding:

(i) all payments made to the Tax Escrow Agent or payments that are made to the Escrow Agent and released by the Escrow Agent directly to the Tax Escrow Agent shall not be subject to Israeli income tax withholding.

(ii) All payments under section 5(a) that are paid directly to BCI and all interest on the notes issued under Sections 5(b)(iii) and 5(b)(iv) provided however that these amounts shall be reported to the Israeli Tax Authority as part of BCI's application for a withholding exemption and shall be subject to withholding by the Tax Escrow Agent if an exemption is not obtained.  For this purpose, the Tax Escrow Agent shall be entitled to deduct the applicable tax liability on these amounts from any other amount held by it provided however that the Tax Escrow Agent will not be required to withhold amounts that are higher than the cash amounts that are held by it.   Notwithstanding the foregoing, U.S. tax withholding may apply to payments of interest on the notes, if BCI does not comply with the requirements provided in Section 14(b) above.

Any additional tax, indexation, interest or penalties imposed on BCI's income and gain shall be considered an additional tax to be withheld from the Escrow Amount (as this term is defined in the Tax Escrow Agreement) and paid by the Tax Escrow Agent to the ITA.

(iii) All payments made to the Escrow Agent or to the Tax Escrow Agent shall be made subject to the terms and conditions of the Tax Escrow Agreement and the Tax Escrow Agent.

(iv)  The  Escrow Agent will be instructed to release the Repurchase Agreement and IOGC Irrevocable Proxy if either (A) it receives approval from BCI as provided herein or in the Escrow Agreement (including deemed approval by BCI) or (B) it receives an Accountant’s Letter (as defined below).  Upon BCI being provided either with a withholding tax exemption (to the satisfaction of BCI); and if the withholding exemption is not satisfactory, BCI shall notify ITCP and its counsel within 7 days, or with (x) a copy of the capital gains report submitted by ITCP to the ITA with respect to the sale of the ORI and (y) a copy of the voucher in which the applicable taxes were paid, BCI shall provide the approval immediately to the Escrow Agent. Prior to filing the capital gains report, ITCP shall provide BCI and the Escrow Agent with a copy of such report and BCI shall notify ITCP, its counsel, and the Escrow Agent in writing within 7 days if it approves the report or disputes it.  BCI shall not unreasonably withhold its approval and if BCI does not so notify ITCP, its counsel and the Escrow Agent within said 7 day period, the report shall be deemed approved by BCI. If BCI disputes the report than the parties shall submit the issue within another 7 days to PriceWaterhouseCoopers (“PWC”), and if PWC performs services for any Party, to KPMG, and if KPMG performs services for any Party, to Ernst & Young (“E&Y”) and, if E&Y performs services for any Party, to Deloitte for a binding determination as to whether the report is has been reasonably prepared. The costs of the accounting firm shall be equally shared among the parties.  The accounting firm shall either (x) instruct ITCP to amend the capital gains report and re-submit it for review; or (y) determine that the capital gains report has been reasonably prepared (either upon initial review or upon re-submission) and shall then deliver to the Escrow Agent a letter confirming that the capital gains report has been reasonably prepared (the “Accountant’s Letter”).  The IPC Parties will indemnify Bontan and its affiliates for any losses, liability, or damages it or they actually incur as a result of a failure to withhold on the ORI Settlement payment as described above or on the Convertible Securities waiver.  For the avoidance of doubt, the value assigned to the ORI as agreed upon by the parties in Section 10(a) shall not constitute grounds for BCI disputing the report nor for consideration by the accounting firm whether the capital gains report is reasonable or not.

(d) Israeli Value Added Tax.

(i) The Parties agree that the transaction described in this Agreement are not subject to Israeli value added tax as imposed by applicable Israeli law (“VAT”) or are subject to VAT at a rate of zero (“Zero VAT”).  To the extent reporting is required by a transferor or transferee in any transaction, such reporting shall be made in a manner consistent with this position.  No party shall take a position contrary to this position.  If any transaction is determined by the ITA to be subject to VAT, such VAT, if any, shall be shared equally between BCI on the one hand and ITCP on the other hand.

(ii) Specifically with respect to the ORI Settlement Payment described in Sections 5(a)(iv) and 10 of this Settlement Agreement, the Parties agree that this transaction shall be treated and reported as subject to Zero VAT and subject to the provisions of subsection (i) above.

(iii) If the ITA takes the position that any transaction is subject to VAT, then the transferor shall immediately notify the transferee no later than 7 Business Days from the day on which it became aware of such position.  The transferor and  transferee shall appoint a single representative to negotiate this matter directly with the Israeli Tax Authority, to submit any appeal on their behalf and to represent it before the ITA in this respect.  The representative shall be mutually agreed upon among the parties.  If no agreement is reached within 7 days, then each party will appoint a representative and the two representatives shall negotiate together in good faith with the ITA.

15. Reserved.

16. Entire Agreement

The  Escrow Agreement, the IPC Waiver, the Bontan Waiver, the Option and Warrant Cancellation and Release Agreement, each of the Insurance Releases, the Repurchase Agreement, the IOGC Irrevocable Proxy,  the ORI Settlement Payment Transfer Instrument, the Promissory Notes, the Guarantee, the Security Agreement, the Mutual Release and the Tax Escrow Agreement (collectively the “Transaction Documents”) and this Settlement Agreement contain all of the covenants, conditions, and agreements between the Parties and shall supersede all prior and contemporaneous correspondence, agreements, and understandings both verbal and written.  No addition or modification of any term or provision shall be effective unless set forth in writing and signed by all Parties.  To the extent of any conflict between this Settlement Agreement and any of the other Transaction Documents, this Settlement Agreement shall control, provided, however, that the Transaction Documents are hereby confirmed in all other respects.

17. Severability and Interpretation

If any provision of this Settlement Agreement or any part of any provision of this Settlement Agreement is determined to be unenforceable or invalid for any reason whatsoever, such unenforceable provision or part thereof and such provision shall be given effect to the extent legally possible and shall not invalidate or affect the other provisions and parts of provisions of the Settlement Agreement, which shall remain in full force and effect and be enforceable according to their terms; provided such severability would not result in such a material change, in the reasonable judgment of the Party affected thereby, so as to cause completion of the transactions contemplated by this Settlement Agreement to be unreasonable or not effecting the purposes of this Settlement Agreement as originally executed.

This Settlement Agreement is a negotiated document and shall be deemed to have been drafted jointly by the Parties.  No rule of construction or interpretation shall apply against any Party based on a contention that the Settlement Agreement was drafted by one of the Parties. This Settlement Agreement shall be construed and interpreted in a neutral manner.

18. Governing Law; Venue and Waiver of Jury Trial

Except as set forth herein with respect to (a) a determination relating to a breach of a Specified Condition (which will be subject to arbitration as specified in Section 5(b)(v), (b) equitable relief of the IPC Parties for specific performance against any Bontan Parties in respect of any of the Bontan Parties' obligations and covenants hereunder during the period between the execution hereof and the Closing or earlier termination or arising from a breach of representation by any of the Bontan Parties and (c) equitable relief of the Bontan Parties for specific performance against any IPC Parties in respect of any of the IPC Parties' obligations and covenants hereunder during the period between the execution hereof and the Closing or earlier termination or arising from a breach of representation of any of the IPC Parties, Cooper or TPC (which shall be subject to the exclusive jurisdiction of the Economic Division of the District Court in Tel Aviv, Israel before the court of Judge Ruth Ronen, or such other judge as those courts shall decide), this Settlement Agreement and any dispute arising therefrom shall be governed by the internal laws of the State of Delaware without regard to conflicts of law principles and the sole venue for matters involving this Settlement Agreement shall be the courts of Delaware.  The Parties agree to jurisdiction and venue in the State of Delaware and waive any claim that such forum is inconvenient. THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS SETTLEMENT AGREEMENT OR ANY OF THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS SETTLEMENT AGREEMENT OR ANY OF THE TRANSACTIONS, WHICH ACTION WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.  Notwithstanding anything in this Section 18 to the contrary, nothing in this Settlement Agreement or any other agreement executed and delivered in connection with this Settlement Agreement shall supersede or impact in any way the Actions between the Parties pending before the Economic Division of the District Court in Tel Aviv, Israel, or prejudice or impair the jurisdiction or venue of such court, unless and until the Actions have been dismissed in accordance with Section 3 hereof..

19. Successors

The terms of this Settlement Agreement shall be binding upon and shall benefit the Parties hereto, and their respective successors and assigns.

20. Counterparts

This Settlement Agreement may be executed in counterparts, each of which shall be deemed an original, but all counterparts shall constitute one agreement.  A copy of a signed original of this Settlement Agreement may be used for all purposes for which a signed original can be used.  Facsimile or portable document format (pdf) signatures have the same force and effect as originals.

21. Execution

Those individuals who are signing this Settlement Agreement on behalf of entities represent and warrant that they are, respectively, duly authorized to sign themselves or on behalf of the entities to bind the entities fully to each and all of the obligations set forth in this Settlement Agreement. Each Party represents, warrants and agrees that it has read this Settlement Agreement and knows the contents hereof, that the terms hereof are contractual and not by way of recital, and that it has authorized the signing of this Settlement Agreement as its own free act.

22. Specific Performance

The Parties agree that if any of the provisions of this Settlement Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms hereof without the necessity of posting bond.  Each of the Parties agrees that it will not oppose the granting of such relief on the basis that another Party has an adequate remedy at law.

23. Exercise of Rights

No failure to exercise and no delay in exercising any right, remedy, or power under this Settlement Agreement shall operate as a waiver thereof.  No single or partial exercise of any right, remedy, or power under this Settlement Agreement precludes any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity.

24. Notices

All notices and other communications given or made pursuant to this Settlement Agreement shall be given or made in writing.  Such notices and other communications shall be delivered personally, delivered by overnight courier, mailed by express, registered, or certified mail, postage prepaid and return receipt requested.  Such notices and other communications shall be effective as of the date of receipt.  Such notices and other communications shall be sent to the following addresses or to any address that is subsequently provided in accordance with this section:

If to the Bontan Parties:

Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario CANADA M5R 2G3
Attention: Kam Shah

With a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.
333 Avenue of the Americas (333 S.E. 2nd Avenue)
Miami, FL USA 33131
Attention:                      Gary Epstein, Esq.

If to the IPC Parties:

c/o International Three Crown Petroleum LLC
2614 Larkspur Lane, Unit E
Vail, CO USA 81657
Attention:                      H. Howard Cooper

With a copy (which shall not constitute notice) to:

Meitar Liquornik Geva & Leshem Brandwein, Law Offices
16 Abba Hillel Road
Ramat Gan, 52506, Israel
Attention:                      J. David Chertok. Adv.

All notices by or to the Bontan Parties shall be given by or to BCI on behalf of the Bontan Parties; all notices by or to the IPC Parties, Cooper and TPC shall be given by or to ITCP on behalf of the IPC Parties, Cooper and TPC.

25. Amendments and Waivers

No amendment or waiver of any provision of this Settlement Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party or Parties against whom the waiver is to be effective.

26. Acknowledgment of IPC Parties and Bontan Parties.

The IPC Parties and the Bontan Parties acknowledge that, solely for purposes of a determination of “control” of IPC Cayman as such term is defined in the Israeli Securities Law, 5728-1968, notwithstanding the presumption of “control” arising from the Bontan Parties’ holding of half or more of a the voting rights of IPC Cayman at a general meeting, ITCP is the sole controlling party of IPC Cayman.

[Signature pages follow]

IN WITNESS WHEREOF, each party has executed or caused its duly authorized officer to execute this Settlement Agreement as of the day and year first hereinabove written.

Bontan Corporation, Inc.

By: /s/ Kam Shah

Name: Kam Shah

Title: CEO / CFO

Israel Oil & Gas Corporation

By: /s/ Kam Shah

Name: Kam Shah

Title: CEO / CFO

Israel Petroleum Company, Limited

By:/s/ Howard Cooper

Name: H. Howard Cooper

Title: Manager/Sole director

International Three Crown Petroleum LLC

By:/s/ Howard Cooper

Name: H. Howard Cooper

Title: Manager

JKP Petroleum Company LLC

By: /s/ Howard Cooper

Name: H. Howard Cooper

Title: Manager

Three Crown Petroleum LLC

By: /s/ Howard Cooper

Name: H. Howard Cooper

Title: Manager

/s/ H. Howard Cooper
H. Howard Cooper

APPENDIX A

1.           Contribution and Assignment Agreement, dated November 14, 2009.

2.           Stockholders Agreement relating to Israel Petroleum Company, Limited, dated November 14, 2009.

3.           Allocation of Rights and Settlement Agreement, dated March 25, 2010.

4.           Agreement Regarding Ownership Interest in Israel Petroleum Company, Limited, dated April 14, 2010.

APPENDIX B

1.           Civil File 6304-1-11 (District court of Tel-Aviv Finance Division) 1. Bontan Corporation Inc. 2. Israel Oil & Gas Corporation - v. - 1. IPC Oil & Gas Holdings Ltd. (formerly Shaldieli Ltd.)  2. Mr. Yaron Yenni  3. Upswing Capital Ltd. 4.Asia Development (A.D.B.M.) Ltd. 5. Howard H. Cooper 6. International Three Crown Petroleum LLC 7. JKP Petroleum Company LLC  8. Israel Petroleum Company, Limited 9. IPC Oil & Gas (Israel), Limited Partnership

2.           Civil File 6304-1-11 (District court of Tel-Aviv Finance Division) 1. Israel Petroleum Company, Limited 2. International Three Crown Petroleum LLC – v – 1. Bontan Corporation Inc. 2. Israel Oil & Gas Corporation

3.           Cause No 79 of 2011 (Grand court of the Cayman Islands Financial Services Division) Israel Oil & Gas Corporation – v – 1. Israel Petroleum Company, Limited 2. International Three Crown Petroleum LLC

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2012

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer